FRANK J. HARITON ATTORNEY - AT - LAW

1065 Dobbs Ferry Road, White Plains, New York 10607 (Tel) (914) 674-4373 (Fax) (914) 693-2963 (e-mail) hariton@sprynet.com

July 11, 2017

Loan Lauren P. Nguyen, Legal Branch Chief

Office of Natural Resources

Securities and Exchange Commission

Washington, D.C. 20549

Re:	NightFood Holdings, Inc. (the “Company”)

Amendment Number 3 to Registration Statement on Form S-1 – File Number 333-216709

Gentlemen:

This letter accompanies the above referenced registration statement amendment and the numbered paragraphs below correspond to the numbered paragraphs in the staff’s June 12, 2017 letter to the Company (the “Comment Letter”). The amendment is principally comprised of updating the prior filing and changes related to the Comment Letter.

1.	Comment: Your revised filing continues to assert that you plan to repay the notes with Black Forest Capital with proceeds from puts under the equity line. As stated in prior comment 1, in such circumstances, it is the staff’s view that the proposed equity line transaction would not be permissible as an indirect primary offering. As such, we reissue prior comment 1. Please also file the amended convertible promissory notes with your registration statement. We were unable to locate these amended promissory notes in the Form 8-K filed on May 23, 2017 which included other promissory notes.

Response: Both of the notes that were payable to Black Forest have been assigned for value to a third party that is not affiliated with Black Forest.

2.	Comment: We note your response to prior comment 2 and reissue in part. Please revise to disclose the maximum number of shares of your common stock that Black Forest Capital may acquire pursuant to the equity line agreement based on the current market price of your shares of common stock and ignoring any caps on the number of shares that Black Forest Capital may own at any time.

Additionally, given the size of the equity line financing transaction, we note that you may need to file subsequent registration statements to register the shares of your common stock that Black Forest may acquire pursuant to the equity line financing transaction. For purposes of Rule 415 of the Securities Act of 1933 and your eligibility to rely upon such rule, please note that the staff may treat as different transactions any registration statement that registers shares of your common stock for sale by Black Forest after the later of (i) 60 days after the time that Black Forest and its affiliates have resold substantially all of the shares registered for sale under the prior registration statement or (ii) six months after the effective date of the prior registration statement for Black Forest and its affiliates. To the extent that a subsequent registration statement is filed prior to such timing, the staff may conclude that such offerings are no longer indirect primary offerings eligible to be filed pursuant to Rule 415(a)(1)(i) of the Securities Act of 1933. Please confirm your understanding of the above guidance.

Response: We have added language on the cover page and elsewhere in response to the comment. On the cover page, we added the following: “Even if we were able to put all of the 2,838,000 of our shares registered under this registration statement to Black Forest under the EPA at our current market prices, we would only realize approximately $500,000 under the EPA. The maximum number of shares of our common stock that Black Forest Capital may acquire pursuant to the equity line agreement, based on the current market price of shares of our common stock, ignoring any limits on the number of shares that Black Forest Capital may own at any time is approximately 29,000,000 shares. This would require multiple equity purchase transactions, which Black Forest is under no obligation to make available to us.”

Should you require any further information or have additional questions, do not hesitate to contact me.

Very truly yours,

Frank J Hariton